

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2022

Adi Zuloff-Shani
Chief Executive Officer
Clearmind Medicine Inc.
101 – 1220 West 6th Avenue
Vancouver, British Columbia V6H1A5

> **Re: Clearmind Medicine Inc.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed September 20, 2022**
> **File No. 333-265900**

Dear Dr. Zuloff-Shani:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-1, Filed September 20

Cover Page

1. We note your revised disclosure indicating that your share price on the CSE "may not be indicative of the actual offering price" and that the offering price "may be at a discount to the current market price." Accordingly, please revise the cover page of the preliminary prospectus to include a bona fide price range of the offered securities or, alternatively, an expected range of deviation from the home market trading price. For additional guidance, refer to Item 501(b)(3) of Regulation S-K.

2. We note that you reference your share price on the TASE, though elsewhere you refer to being listed on the CSE, not the TASE. Please revise to instead refer to the CSE or advise.

Prospectus Summary, page 1

3.   On page 3 and elsewhere you state that Medigus will be entitled to receive 40,471 Common Shares upon the successful completion of your initial public offering pursuant to an anti-dilution mechanism in the Medigus Amendment. On page 11 you state that the offering information presented assumes 1,041,666 Common Shares will be issued pursuant to an anti-dilution provision included in the Medigus Amendment. Please reconcile these figures or advise.

Dilution, page 73

4.   Please also present the net tangible book value and the per share information in CAD$, to be consistent with the financial statements on page F-25.

Management's Discussion and Analysis
Components of Operating Results
Year Ended October 31, 2021 Compared to Year Ended October 31, 2020
Net loss, page 77

5.   Please revise the net loss disclosure to agree to the Statement of Operations.

Consolidated Financial Statements , page F-4

6.   Please reflect the 1:30 reverse stock split retroactively for all periods presented pursuant to SAB Topic 4.C

Exhibits

7.   Please have counsel revise its opinion, filed as Exhibit 5.1, to revise the limitation on reliance in the last two sentences of the opinion. Refer to Staff Legal Bulletin No. 19, Section II.B.3.d. Please also tell us whether the opinion covers the common shares underlying the 59,896 underwriter's warrants, which are referenced on page 10. Finally, please revise to remove the following assumption "[T]o the extent the Officer's Certificate and any other certificate or document referenced herein, is based on any assumption, given in reliance on any other certificate or document, understanding or other criteria or is made subject to any limitation, qualification or exception, our opinions are also based on such assumption, given in reliance on such other certificate, document, understanding or other criteria and are made subject to such limitation, qualification or exception."

Adi Zuloff-Shani
Clearmind Medicine Inc.
September 28, 2022
Page 3

You may contact Christie Wong at 202-551-3684 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Huberman, Esq.